[FORM OF CONVERTIBLE NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.


                         SENIOR SECURED CONVERTIBLE NOTE

Issuance Date: ________ __, 200[3][4]             Principal: U.S. $_____________

         FOR VALUE RECEIVED, Commtouch Software Ltd., a corporation organized under the laws of the State of Israel (the "Company"), hereby promises to pay to the order of [SMITHFIELD FIDUCIARY LLC, OMICRON MASTER TRUST, CRANSHIRE CAPITAL L.P., VERTICAL VENTURES, LLC, ISRAEL SEED IV, L.P.] or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the rate of eight percent (8.00%) per annum, subject to periodic adjustment pursuant to Section 2 (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured

Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Secured Convertible Notes (collectively, the "Notes" and such other Senior Secured Convertible Notes, the "Other Notes") issued on the Issuance Date pursuant to the Securities Purchase Agreement (as defined below). Certain capitalized terms are defined in Section 29.

         (1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any. The "Maturity Date" shall be December __, 2006, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change of Control (as defined in Section 5(a)) in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(a)) is delivered prior to the Maturity Date.

         (2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the first day of each Calendar Quarter during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "Interest Date") [Insert in Initial Notes Only: with the first Interest Date being January 1, 2004]. Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount in accordance with Section 3(b)(i). From and after the occurrence of an Event of Default, the Interest Rate shall be increased to eleven percent (11%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

         (3) CONVERSION OF NOTES. This Note shall be convertible into Ordinary Shares of the Company, NIS 0.05 nominal value per share (the "Ordinary Shares"), on the terms and conditions set forth in this Section 3.

                  (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Ordinary Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of an Ordinary Share upon any conversion. If the issuance would result in the issuance of a fraction of an Ordinary Share, the

Company shall round such fraction of an Ordinary Share up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

                  (b) Conversion Rate. The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

         (i) "Conversion Amount" means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

         (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, and subject to adjustment as provided herein, $1.153.

                  (c) Mechanics of Conversion.

         (i) Optional Conversion. To convert any Conversion Amount into Ordinary Shares on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the second Business Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) provided the Transfer Agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program credit such aggregate number of Ordinary Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this
         Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date.

         (ii) Company's Failure to Timely Convert. If the Company shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Ordinary Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is five Business Days after the Conversion Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each date of such Conversion Failure in an amount equal to 1.0% of the product of (I) the sum of the number of Ordinary Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Ordinary Shares on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise.

         (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting physical surrender and reissue of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

         (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes or Separate Tranche Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes and Separate Tranche Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes and Separate Tranche Notes electing to have Notes and Separate Tranche Notes converted on such date a pro rata amount of such holder's portion of its Notes and Separate Tranche Notes submitted for conversion based on the principal amount of Notes and Separate Tranche Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes and Separate Tranche Notes submitted for conversion on such date. In the event of a dispute as to the number of Ordinary Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 24.

                  (d) Limitations on Conversions.

         (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent  that  after  giving  effect  to  such  conversion,  the  Holder
         (together with the Holder's affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its affiliates shall include the number of Ordinary Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes, Separate Tranche Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d)(i), in determining the number of outstanding
         Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company's most recent Form 20-F or Form 6-K, (y) a more recent public announcement by the Company or
         (z) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.

         (ii) Principal Market Regulation. The Company shall not be obligated to issue any Ordinary Shares upon conversion of this Note if the issuance of such Ordinary Shares would exceed that number of Ordinary Shares which the Company may issue upon conversion of the Notes without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of Ordinary

         Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the holders of the Notes representing at least a majority of the principal amounts of the Notes and Separate Tranche Notes then outstanding. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Securities Purchase Agreement (the "Purchasers") shall be issued, upon conversion of Notes or Separate Tranche Notes, Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the Securities Purchase Agreement on the Initial Issuance Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Initial Issuance Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes or Separate Tranche Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes or Separate Tranche Notes shall convert all of such holder's Notes and Separate Tranche Notes into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes and Separate Tranche Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes and Separate Tranche Notes then held by each such holder.

         (4) RIGHTS UPON EVENT OF DEFAULT.

                  (a) Event of Default. Each of the following events shall constitute an "Event of Default":

         (i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is 60 days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

         (ii) the suspension from trading or failure of the Ordinary Shares to be listed on the Principal Market, the Nasdaq National Market or The New York Stock Exchange, Inc. for a period of five consecutive days or for more than an aggregate of 10 days in any 365-day period;

         (iii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of Ordinary Shares within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Ordinary Shares that is tendered in accordance with the provisions of the Notes;

         (iv) upon the Company's receipt of a Conversion Notice, the Company is not obligated to issue Ordinary Shares upon such conversion due to the provisions of Section 3(d)(ii);

         (v) at any time following the tenth consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of Ordinary Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

         (vi) the Company's failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest, Late Charges and other amounts when and as due, in which case only if such failure continues for a period of at least three Business Days;

         (vii) any default under, redemption of or acceleration prior to maturity of any Indebtedness (as defined in Section 3(s) of the
         Securities Purchase Agreement) of the Company or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) other than with respect to any Other Notes or Separate Tranche Notes;

         (viii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign, Israeli or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

         (ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

         (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment;

         (xi) the Company breaches any representation, warranty, covenant or other term or condition of the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby and hereby to which the Holder is a party, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least thirty (30) consecutive days;

         (xii) any breach or failure in any respect to comply with Section 15 of this Note;

         (xiii) any Event of Default (as defined in the Other Notes or the Separate Tranche Notes) occurs with respect to any Other Notes or Separate Tranche Notes; or

         (xiv) the Company shall, directly or indirectly, repay, prepay, redeem, defease or otherwise make any payment on any Indebtedness existing on the Subscription Date, other than the Old Notes (as defined in the Securities Purchase Agreement), this Note, the Other Notes or the Separate Tranche Notes, in cash or cash equivalents.

                  (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Closing Sale Price of the Ordinary Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12.

                  (5) RIGHTS UPON CHANGE OF CONTROL.

                           (a) Change of Control. Each of the following events
shall constitute a "Change of
Control":

         (i) the consolidation, merger or other business combination (including, without limitation, a reorganization, recapitalization or scheme of arrangement) of the Company with or into another Person (other than (A) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company);

         (ii) the sale or transfer of all or substantially all of the Company's assets; or

         (iii) a purchase, tender or exchange offer made to and accepted by the holders of more than the 50% of the outstanding Ordinary Shares.

No sooner than 15 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice").

                  (b) Assumption. Prior to the consummation of any Change of Control, the Company will secure from any Person purchasing the Company's assets or Ordinary Shares or any successor resulting from such Change of Control (in each case, an "Acquiring Entity") a written agreement (in form and substance satisfactory to the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding) to deliver to each holder of Notes in exchange for such Notes, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and satisfactory to the holders of Notes representing at least a majority of the principal amount of the Notes then outstanding. In the event that an Acquiring Entity is directly or indirectly controlled by a company or entity whose common stock or similar equity interest is listed, designated or quoted on a securities exchange or trading market, the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding may elect to treat such Person as the Acquiring Entity for purposes of this Section 5(b).

                  (c) Redemption Right. At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least 10 days prior to a Change of Control, at any time on or after the date which is 10 days prior to a Change of Control and ending 10 days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5(c) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the Closing Sale Price of the Ordinary Shares immediately following the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) 125% of the Conversion Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5(c) shall be made in accordance with the provisions of
Section 12 and shall have priority to payments to shareholders in connection with a Change of Control.

         (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

                  (a) Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

                  (b) Other Corporate Events. Prior to the consummation of any recapitalization, reorganization, consolidation, merger, scheme of arrangement, spin-off or other business combination (other than a Change of Control) pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

         (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

                  (a) Adjustment of Conversion Price upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by
(2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

         (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible

         Securities issuable upon exercise of such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Share or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Share upon conversion or exchange or exercise of such Convertible Securities.

         (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Ordinary Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "price per share for which one Ordinary Shares is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Share upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

         (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Ordinary Shares changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or

         Convertible Security that was outstanding as of the Issuance Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

         (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the holders of Notes and Separate Tranche Notes representing at least a majority of the principal amounts of the Notes and Separate Tranche Notes then outstanding. If such parties are unable to reach agreement within ten days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of Notes and Separate Tranche Notes representing at least a majority of the principal amounts of the Notes and Separate Tranche Notes then outstanding. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

         (v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         [Insert in Additional Notes only: (vi) This Note Deemed Outstanding. If during the period beginning on and including the Subscription Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with Section 7(a) would have been deemed to have entered into (had this Note been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 7(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Note shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.]

                  (b) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

                  (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (8) COMPANY'S RIGHT OF OPTIONAL PREPAYMENT.

                  (a) Company Optional Redemption. If at any time from and after the 12 month anniversary of the day the Registration Statement relating to any Ordinary Shares issuable in connection with this Note and the Other Notes is declared effective by the SEC (the "Optional Redemption Trigger Date"), (i) the Weighted Average Price of the Ordinary Shares exceeds 200% of the Conversion Price as of the Issuance Date (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the Issuance Date [Insert in Additional Notes only: and for purposes of this
Section 8, not taking into account any adjustment pursuant to Section 7(a)(vi) above]) for any 20 Trading Days (such 20 Trading Days, the "Qualifying Days") during any 30 consecutive Trading Days following the Optional Redemption Trigger Date (the "Optional Redemption Measuring Period"), (ii) the volume in number of Ordinary Shares traded on the Principal

Market on any fifteen (15) Trading Days of the Optional Redemption Measuring Period that are also Qualifying Days is greater than 250,000 Ordinary Shares (excluding block trades of 20,000 Ordinary Shares or more) and (iii) the Conditions to Company Redemption (as set forth in Section 8(c) below) are satisfied or waived in writing by the Holder, the Company shall have the right to redeem for cash all or any portion of the Conversion Amount of this Note designated in a Company Optional Redemption Notice (as defined below) (a "Company Optional Redemption"). The Company may exercise its right of redemption under this Section 8(a) by delivering within not more than two Trading Days following the end of such Optional Redemption Measuring Period a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes and the Transfer Agent (the "Company Optional Redemption Notice", and collectively with a Event of Default Redemption Notice and a Change of Control Redemption Notice, "Redemption Notices" and, individually, each, a "Redemption Notice" and the date all of the holders received such Company Optional Redemption Notice is referred to as the "Company Optional Redemption Notice Date"). The Company Optional Redemption Notice shall be irrevocable. This Note shall be redeemed by the Company pursuant to this Section 8(a) at a price equal to the Conversion Amount with respect to such Principal amount (the "Company Optional Redemption Price" and, together with the Event of Default Redemption Price and the Change of Control Redemption Price, the "Redemption Price"). Notwithstanding the foregoing, the Holder may continue to convert this
Note into Ordinary Shares pursuant to Section 3(a) on or prior to the date immediately preceding the Company Optional Redemption Date (as defined below). Redemptions required by this Section 8(a) shall be made in accordance with the provisions of Section 12.

                  (b) Pro Rata Redemption Requirement. If the Company elects to cause a redemption of all or any portion of the Conversion Amount of this Note pursuant to Section 8(a), then it must simultaneously take the similar action with respect to the Other Notes and the Separate Tranche Notes. If the Company elects to cause the redemption of this Note pursuant to Section 8(a) (or similar provisions under the Other Notes and the Separate Tranche Notes) with respect to less than all of the Conversion Amounts of the Notes and the Separate Tranche Notes then outstanding, then the Company shall redeem a Conversion Amount from each of the holders of the Notes and the Separate Tranche Notes equal to the product of (I) the aggregate Conversion Amount of Notes and the Separate Tranche Notes which the Company has elected to redeem pursuant to Section 8(a) (or similar provisions under the Other Notes and the Separate Tranche Notes), multiplied by (II) a fraction, the numerator of which is the sum of the aggregate principal amount of the Notes and the Separate Tranche Notes initially purchased by such holder on the applicable Issuance Dates and the denominator of which is the sum of the aggregate principal amount of the Notes and the Separate Tranche Notes purchased by all holders on the applicable Issuance Dates (such fraction with respect to each holder is referred to as its "Redemption Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption Amount"). In the event that the initial holder of any Notes or Separate Tranche Notes shall sell or otherwise transfer any of such holder's Notes or Separate Tranche Notes, the transferee shall be allocated a pro rata portion of such holder's

Redemption Allocation Percentage. The Company Optional Redemption Notice shall state (A) the Trading Day selected for the Company Optional Redemption in accordance with Section 8(a), which Trading Day shall be at least 20 Business Days but not more than 60 Business Days following the Company Optional Redemption Notice Date (the "Company Optional Redemption Date"), (B) the aggregate Conversion Amount of the Notes and the Separate Tranche Notes which the Company has elected to redeem from all of the holders of the Notes and the Separate Tranche Notes pursuant to Section 8(a) (and analogous provisions under the Other Notes and the Separate Tranche Notes), (C) each holder's Pro Rata Redemption Amount of the Conversion Amount of the Notes and the Separate Tranche Notes the Company has elected to redeem pursuant to Section 8(a) (and analogous provisions under the Other Notes and the Separate Tranche Notes) and (D) the Company Optional Redemption Price to be paid to such Holder as of the Company Optional Redemption Date. All Conversion Amounts converted by the Holder after delivery of the Company Optional Redemption Notice Date shall reduce the Conversion Amount of this Note required to be redeemed on the Company Optional
Redemption Date. Redemptions required by Section 8(a) shall be made in accordance with the provisions of Section 12.

                  (c)  Conditions  to Company  Redemption.  For purposes of this
Section 8, "Conditions to Company  Redemption"  means the following  conditions:
(i) on each day during the period beginning on the Company Optional Redemption Notice Date and ending on and including the date immediately preceding the Company Optional Redemption Date, no Grace Period (as defined in the
Registration Rights Agreement) shall be in effect and either (x) the Registration Statement or Registration Statements required pursuant to the Registration Rights Agreement shall be effective and available for the sale for all of the Registrable Securities in accordance with the terms of the
Registration Rights Agreement or (y) all Ordinary Shares issuable upon conversion of the Notes and the Separate Tranche Notes and Ordinary Shares issuable upon exercise of the Warrants and the Separate Tranche Warrants shall be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, (ii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the sale of at least all of the Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Ordinary Shares issuable upon conversion of the Notes and the Separate Tranche Notes and Ordinary Shares issuable upon exercise of the Warrants and the Separate Tranche Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (iii) on each day during the period beginning on the Company Optional Redemption Notice Date and ending on and including the date immediately preceding the Company Optional Redemption Date, the Ordinary Shares are designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iv) during the period beginning on the Initial Issuance Date and ending on and including the date immediately preceding the Company Optional Redemption Date, the Company shall have delivered Ordinary Shares upon any conversion of Conversion Amounts on a timely basis as set forth in Section 3(c)(i) of this Note (and analogous provisions under the Other Notes) and the Separate Tranche Notes and delivered Ordinary Shares upon exercise of any Warrants and the Separate Tranche Warrants on a timely basis as set forth in Section 1(a) of the Warrants and the Separate Tranche Warrants; (v) during the period beginning on the Initial Issuance Date and ending on and including the Company Optional Redemption Date, there shall not have occurred
(x) the public announcement of a pending, proposed or intended Change of Control which has not been abandoned, terminated or consummated, (y) an Event of Default or (z) any event that is continuing which with the passage of time and the failure to cure would result in an Event of Default and (vi) the Company otherwise shall have been in material compliance with and shall not have breached, in any material respect, any provision, covenant, representation or warranty of any Transaction Document.

         (9) SECURITY. This Note, the Other Notes and the Separate Tranche Notes are secured to the extent and in the manner set forth in the Security Documents (as defined in the Securities Purchase Agreement).

         (10) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association, Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

         (11) RESERVATION OF AUTHORIZED SHARES.

                  (a) Reservation. The Company initially shall reserve out of its authorized and unissued Ordinary Shares a number of Ordinary Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Ordinary Shares so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Reserve Amount"). The initial number of Ordinary Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the time of Issuance Date or increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any Ordinary Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

                  (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Ordinary Shares equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Ordinary Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Ordinary Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.

         (12) HOLDER'S REDEMPTIONS.

                  (a) Mechanics. In the event that the Holder has sent a Redemption Notice to the Company pursuant to Section 4(b) or Section 5(c) or the Holder has received a Company Optional Redemption Notice pursuant to Section 8(a), the Holder shall promptly after receipt of the applicable Redemption Price submit this Note to the Company. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(c), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five Business Days after the Company's receipt of such notice otherwise. The Company shall deliver the Company Optional Redemption Amount to the Holder on the Company Optional Redemption Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

                  (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes or the Separate Tranche Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(c) (each, an "Other Redemption Notice"), the Company shall immediately forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, or the Company delivers a Company Optional Redemption Notice or similar notice based on events or occurrences substantially similar to the events or occurrences described in
Section 8(a) of this Note (or a similar provision under the Other Notes or the Separate Tranche Notes) during the period beginning on and including the date which is three Business Days prior to the Company's receipt of the Holder's Redemption Notice or the Company's delivery of a Company Optional Redemption Notice, as the case may be, and ending on and including the date which is three Business Days after the Company's receipt of the Holder's Redemption Notice or ending on and including the Company Optional Redemption Date, as the case may be, and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) and the Separate Tranche Notes based on the principal amount of the Notes and the Separate Tranche Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received or delivered by the Company during such seven Business Day period.

         (13) RESTRICTION ON REDEMPTION AND CASH DIVIDENDS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

         (14) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including but not limited to applicable laws of Israel, and as expressly provided in this Note.

         (15) RANK; ADDITIONAL INDEBTEDNESS; LIENS.

                  (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and Separate Tranche Notes and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries.

                  (b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note, the Other Notes and the Separate Tranche Notes, (ii) Purchase Money Indebtedness, and (iii) Permitted Subordinated Indebtedness. "Permitted Subordinated Indebtedness" means Indebtedness that (x) is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, the Other Notes and the Separate Tranche Notes on terms reasonably satisfactory to the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes and (y) does not provide at any time for the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until at least 91 days after the Maturity Date. "Purchase Money Indebtedness" means Indebtedness of the Company or any Subsidiary incurred solely for the purpose of financing all or any part of the purchase price of equipment, furniture or fixtures or the cost of construction or improvement of any property in an amount that at no time exceeds $250,000 in the aggregate; provided, however, that the aggregate principal amount of any such Indebtedness does not exceed the lesser of the fair market value of such property, as determined in the good faith judgment of the Company's Board of Directors, or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

                  (c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Liens securing the Company's obligations under this Note, the Other Notes and the Separate Tranche Notes, and Purchase Money Indebtedness.

                  (d) Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Subordinated Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (16) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Ordinary Shares to the same extent as if the Holder had converted this Note into Ordinary Shares (without regard to any limitations on conversion herein or elsewhere) and had held such Ordinary Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Ordinary Shares

         (17) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes, shall be required for any change or amendment to this Note or the Other Notes.

         (18) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.

         (19) REISSUANCE OF THIS NOTE.

                  (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with
Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) and this Section 19(a), following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

                  (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

                  (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

                  (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

         (20) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

         (21) PAYMENT OF COLLECTION,  ENFORCEMENT  AND OTHER COSTS.  If (a) this
Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

         (22) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers (as defined in the Securities Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

         (23) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

         (24)  DISPUTE  RESOLUTION.   In  the  case  of  a  dispute  as  to  the
determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day of receipt of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

         (25) NOTICES; PAYMENTS.

                  (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Change of Control, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

                  (b) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction
Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of 18% per annum from the date such amount was due until the same is paid in full ("Late Charge").

         (26) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

         (27) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

         (28) GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the

State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

         (29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

                  (a) "Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

                  (b) "Bloomberg" means Bloomberg Financial Markets.

                  (c) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                  (d) "Calendar Quarter" means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

                  (e) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

                  (f) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

                  (g) "Excluded Securities" means any Ordinary Shares issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or Separate Tranche Notes or the exercise of the Warrants or Separate Tranche Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $45,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (iv) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible
Securities  are not  amended,  modified or changed on or after the  Subscription
Date.

                  (h) "Initial Issuance Date"  means December __, 2003.

                  (i) "Issuance Date"  means the date of issuance of this Note.

                  (j) "Options"   means  any  rights,  warrants  or  options  to
subscribe for or purchase Ordinary Shares or Convertible Securities.

                  (k) "Ordinary Shares Deemed Outstanding" shall mean, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company or issuable upon conversion of the Notes, the Separate Tranche Notes, the Warrants and the Separate Tranche Warrants.

                  (l) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

                  (m) "Principal Market" means The Nasdaq SmallCap Market.

                  (n) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vii) and (x) - (xiv), 120% or (ii) in the case of the Events of Default described in Section 4(a)(viii) - (ix), 100%.

                  (o) "Registration Rights Agreement" means that certain registration rights agreement between the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Notes.

                  (p) "SEC" means the United States Securities and Exchange Commission.

                  (q) "Securities Purchase Agreement" means that certain securities purchase agreement dated the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.

                  (r) "Separate Tranche Notes" means the convertible notes [Insert in Initial Notes only: which may have been issued or may be issued pursuant to the Securities Purchase Agreement at one or more separate closings following the Issuance Date] [Insert in Additional Notes: which may have been issued or may be issued pursuant to the Securities Purchase Agreement at one or more separate closings which occurred prior to or following the Issuance Date].

                  (s) "Separate Tranche Warrants" means the warrants [Insert in Initial Notes only: which may have been issued or may be issued pursuant to the Securities Purchase Agreement at one or more separate closings following the Issuance Date] [Insert in Additional Notes: which may have been issued or may be issued pursuant to the Securities Purchase Agreement at one or more separate closings which occurred prior to or following the Issuance Date].

                  (t) "Subscription Date" means November 26, 2003.

                  (t) "Trading Day" means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded; provided that "Trading Day" shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than
4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                  (u) "Warrants"   has the meaning  ascribed to such term in the
Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

                  (v) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.


                                   COMMTOUCH SOFTWARE LTD.


                                   By:
                                       -----------------------------------------
                                       Name:    Gideon Mantel
                                       Title:   Chief Executive Officer

                                                                       EXHIBIT I

                             COMMTOUCH SOFTWARE LTD.
                                CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the "Note") issued to the undersigned by Commtouch Software Ltd. (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Ordinary Shares of the Company, NIS 0.05 nominal value per share (the "Ordinary Shares "), as of the date specified below.

         Date of Conversion: ___________________________________________________

         Aggregate Conversion Amount to be converted: __________________________


Please confirm the following information:

         Conversion Price: _____________________________________________________

         Number of Ordinary Shares to be issued:

Please issue the Ordinary Shares into which the Note is being converted in the following name and to the following address:

         Issue to: _____________________________________________________________

                   _____________________________________________________________

                   _____________________________________________________________

         Facsimile Number: _____________________________________________________

         Authorization: ________________________________________________________

                  By: __________________________________________________________

                                                          Title: _______________

Dated: _________________________________________________________________________

         Account Number: _______________________________________________________
         (if electronic book entry transfer)

         Transaction Code Number: ______________________________________________
        (if electronic book entry transfer)

                                 ACKNOWLEDGMENT

         The Company hereby acknowledges this Conversion Notice and hereby directs Wells Fargo Shareholder Services, to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated December __, 2003 from the Company and acknowledged and agreed to by Wells Fargo Shareholder Services.

                                   COMMTOUCH SOFTWARE LTD.


                                   By:
                                       -----------------------------------------
                                       Name:
                                       Title: